UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Whole Earth Brands, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

96684W100
(CUSIP Number)

November 9, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	96684W100

1.	NAME OF REPORTING PERSONS

Notch View Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,210,398

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,210,398

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,210,398

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No	96684W100

1.	NAME OF REPORTING PERSONS

Notch View Capital, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,893,184

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,893,184

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,893,184

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No	96684W100

1.	NAME OF REPORTING PERSONS

Notch View Capital Long Only, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

317,214

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

317,214

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,214

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No	96684W100

1.	NAME OF REPORTING PERSONS

Keith Goodman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,210,398

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,210,398

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,210,398

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

CUSIP No	96684W100

Item 1.	(a).	Name of Issuer:

Whole Earth Brands, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

125 S. Wacker Drive Suite 1250 Chicago, Illinois 60606 United States of America

Item 2.	(a).	Name of Person Filing:

Notch View Capital Management, LLC Notch View Capital, LP Notch View Capital Long Only, LP Keith Goodman

	(b).	Address of Principal Business Office, or if None, Residence:

Notch View Capital Management, LLC

360 NW 27th Street, 8th Floor

Miami, Florida 33127

United States of America

Notch View Capital, LP

c/o Notch View Capital Management, LLC

360 NW 27th Street, 8th Floor

Miami, Florida 33127

United States of America

Notch View Capital Long Only, LP

c/o Notch View Capital Management, LLC

360 NW 27th Street 8th Floor

Miami, Florida 33127

United States of America

Keith Goodman

c/o Notch View Capital Management, LLC

360 NW 27th Street, 8th Floor

Miami, Florida 33127

United States of America

	(c).	Citizenship:

Notch View Capital Management, LLC – Delaware Notch View Capital, LP – Delaware Notch View Capital Long Only, LP – Delaware Keith Goodman – United States of America

	(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e).	CUSIP Number:

96684W100

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	A non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
	(k)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Notch View Capital Management, LLC – 2,210,398 Notch View Capital, LP – 1,893,184 Notch View Capital Long Only, LP – 317,214 Keith Goodman – 2,210,398

	(b)	Percent of class:

Notch View Capital Management, LLC – 5.2% Notch View Capital, LP – 4.4% Notch View Capital Long Only, LP – 0.7% Keith Goodman – 5.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
Notch View Capital Management, LLC – 0 Notch View Capital, LP – 0 Notch View Capital Long Only, LP – 0 Keith Goodman – 0

(ii) Shared power to vote or to direct the vote
Notch View Capital Management, LLC – 2,210,398 Notch View Capital, LP – 1,893,184 Notch View Capital Long Only, LP – 317,214 Keith Goodman – 2,210,398

(iii) Sole power to dispose or to direct the disposition of
Notch View Capital Management, LLC – 0 Notch View Capital, LP – 0 Notch View Capital Long Only, LP – 0 Keith Goodman – 0

(iv) Shared power to dispose or to direct the disposition of
Notch View Capital Management, LLC – 2,210,398 Notch View Capital, LP – 1,893,184 Notch View Capital Long Only, LP – 317,214 Keith Goodman – 2,210,398

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the shares reported in this Schedule 13G are directly owned by advisory clients of Notch View Capital Management, LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.0001 per share.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Please see Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2023
(Date)
Notch View Capital Management, LLC *

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Notch View Capital, LP*

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member
Notch View Capital Long Only, LP*

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Keith Goodman*

By:	/s/ Keith Goodman

* This Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Act, or for any other purpose.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated November 17, 2023 relating to the Common Stock, par value $0.0001 per share, of Whole Earth Brands, Inc. shall be filed on behalf of the undersigned.

Notch View Capital Management, LLC

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Notch View Capital, LP

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member
Notch View Capital Long Only, LP

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Keith Goodman

By:	/s/ Keith Goodman

Exhibit B

Notch View Capital Management, LLC is the relevant entity for which Keith Goodman may be considered a control person.